Exhibit 99.1

Date: April 24, 2023	1500 Robert-Bourassa Blvd., 7th Floor
Montreal QC, H3A 3S8
www.computershare.com

To:	All Canadian Securities Regulatory Authorities

Subject: BELLUS HEALTH INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	May 15, 2023
Record Date for Voting (if applicable) :	May 15, 2023
Beneficial Ownership Determination Date :	May 15, 2023
Meeting Date :	June 16, 2023
Meeting Location (if available) :	Montreal, QC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	07987C204	CA07987C2040

Sincerely,

Computershare
Agent for BELLUS HEALTH INC.